UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-40460

KANZHUN LIMITED

18/F, GrandyVic Building,

Taiyanggong Middle Road

Chaoyang District, Beijing 100020

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                     Form 40-F ☐

Exhibit Index

Exhibit No.	Description
99.1	Press Release—KANZHUN LIMITED Announces Second Quarter 2024 Financial Results
99.2	Announcement—Interim Results Announcement for the Six Months Ended June 30, 2024
99.3	Announcement—Change of Joint Company Secretary, Process Agent and Authorised Representative and Waiver from Strict Compliance with Rules 3.28 and 8.17 of the Listing Rules

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KANZHUN LIMITED

By	:	/s/ Yu Zhang
Name	:	Yu Zhang
Title	:	Director and Chief Financial Officer

Date: August 28, 2024